THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

December 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ashley Vroman-Lee

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on or about December 28, 2017 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 101 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will relate to the Post-Effective Amendment to the Registration Statement filed with the SEC on October 3, 2017 that was designated Post-Effective Amendment No. 100 (the “October 3 Filing”).  The October 3 Filing was made pursuant to Rule 485(a)(1) under the Securities Act for the principal purpose of establishing Alger 25 Fund (the “Fund”) as a new series of the Trust, offering a new share class, Class P.

The Amendment will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC on the October 3 Filing, as discussed below, (ii) file certain exhibits (iii) make certain other non-material revisions.

Comments were provided on the October 3 Filing by telephone to Tina Payne, Lisa Moss, and the undersigned by Ashley Vroman-Lee of the Staff on November 11, 2017, and additional comments were provided on the October 3 Filing by telephone to me on December 18, 2017.  For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the October 3 Filing.

1.                                      Staff Comment: The Staff requested that we provide a copy of the Investment Advisory Agreement applicable to the Fund, and file the same with the 485(b) filing.

Response:  We provided the Fund’s Investment Advisory Agreement, as amended (the “Advisory Agreement”), by e-mail to the Staff on December 8, 2017 and will include it as an exhibit to the Amendment.

2.                                      Staff Comment:  The Staff stated that, if the Adviser will be able to recoup waived expenses, we should note that the Fund’s prior year expenses can be recaptured by the Adviser only if the Fund’s current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  The Staff further stated that we should include a footnote stating that the Adviser will recoup waived fees only if the Fund’s payment of such waived fees to the Adviser does not cause the Fund’s expense ratio to exceed the expense cap that was in place both at the time the Adviser waived the fees and at the time that the Adviser recoups the waived fees.

Response: The Fund will not recoup waived fees.

3.                                      Staff Comment:  The Staff requested that we add a disclosure regarding portfolio turnover noting that, since the Fund is new, the prospectus does not include a portfolio turnover rate.

Response:  In conformity with Form N-1A and the Staff’s comment, we have added a disclosure noting this.

4.                                      Staff Comment:   The Staff requested that we modify the Principal Investment Strategy to state that the fund invests in a 25-stock portfolio “under normal circumstances”, instead of “generally.”

Response:  In conformity with Form N-1A and the Staff’s comment, we have modified the description of the Principal Investment Strategy accordingly.

5.                                      Staff Comment:   The Staff inquired whether the Fund has the ability to invest in contingent convertible bonds, and asked whether this was a principal strategy of the Fund.  The Staff requested that if the Fund could invest in contingent convertible securities, the Fund consider what disclosure was appropriate (such as credit quality and conversion triggers), and provide a description and risk disclosure.  Additionally, the Fund should respond supplementally noting the percentage of assets currently invested in contingent convertible securities, and what percentage of assets the Fund proposed to invest in contingent convertible securities.

Response:  We confirm supplementally that the Fund does not currently intend to invest in contingent convertible securities.

6.                                      Staff Comment: The Staff stated that the Fund’s concentration policy may not combine two sectors. The Staff therefore asked that we revise the Principal Investment Strategy to reflect a permissible concentration policy.

Response: In conformity with Form N-1A and the Staff’s comment, we have modified the Fund’s concentration policy as follows:

The Fund will be concentrated, meaning, under normal market conditions, it will invest at least 25% of its total assets in technology companies benefiting from technological improvements, advancements or developments. For these purposes, technology companies are those companies that, in the opinion of Fred Alger Management, Inc., use technology extensively to improve their business processes, applications and opportunities or seek to grow through technological developments and innovations.  Technology companies include companies in technology-related industries such as internet software & services, software, technology hardware, storage and peripherals, semiconductors & semiconductor equipment, information technology services, biotechnology, health care providers & services, health care equipment & supplies, pharmaceuticals, life sciences tools & services, health care technology, and internet & direct marketing retail industries. From time to time, the Fund may have 25% or more if its total assets invested in any one of these industries.

7.                                      Staff Comment: The Staff requested that we describe how the Fund might utilize leverage, other than by borrowing, such as the use of derivatives, and explain the attendant risks. The Staff requested that. if the Fund does not intend to implement leverage in any other way, we confirm that in writing.

Response: The Fund does not currently intend to create leverage other than by borrowing.

8.                                      Staff Comment:  The Staff noted that the Prospectus states that the Fund can invest in foreign securities. The Staff requested that if this includes investment in emerging markets securities, the Prospectus say so, and include the risks of investing in emerging markets securities, or, alternatively, that we confirm supplementally that investing in emerging markets securities is not a principal investment strategy of the Fund.

Response: We confirm that the Portfolio does not consider investment in emerging markets securities to be a principal investment strategy.

9.                                      Staff Comment: The Staff noted that the Prospectus states that “the Fund may engage in active trading of portfolio securities”. The Staff requested that we disclose the risks of active trading of portfolio securities.

Response: We have removed references to active trading of portfolio securities, as it is not currently intended to be a Principal Investment Strategy of the Fund.

10.                               Staff Comment: The Staff stated that the Prospectus should state the risks of investing in the healthcare and information technology sectors separately, and not only as part of the disclosure of the Concentration Risk

Response: In conformity with Form N-1A and the Staff’s comment, we have added a disclosure to discuss risks specific to technological companies benefiting from technological improvements. Since the Fund’s concentration policy has been modified as noted in response to Comment 6 above, we did not add a disclosure regarding the healthcare sector.

11.                               Staff Comment: The Staff requested that we disclose the risks of a “focused” strategy, i.e., the risks of investing in fewer issuers and therefore being less diversified.

Response: In conformity with Form N-1A and the Staff’s comment, we have added a disclosure of the risks of investing in a smaller number of holdings.

12.                               Staff Comment: The Staff requested that we ensure that each of the risks disclosed in Item 9 is more robust then the corresponding disclosure in Item 4.

Response: In conformity with Form N-1A and the Staff’s comment, we have modified the Item 4 and Item 9 disclosures.

13.                               Staff Comment: The Staff requested that we clarify the heading in the Item 9 disclosure which currently says “Portfolio Investments” to clarify that these are the risks applicable to the principal portfolio investments, and that we include a reference to the explanation of what those portfolio investment are.

Response: In conformity with Form N-1A, this heading has been changed to “Principal Portfolio Investments,” and we have added a reference to the description of these investments.

14.                               Staff Comment: The Staff requested that we modify the heading of the risk currently titled “Investment Risk” in the Item 9 disclosure to “Principal Investment Risk.”

Response: In conformity with Form N-1A and the Staff’s comment, we have modified this heading to “Principal Investment Risk.”

15.                               Staff Comment: The Staff asked that we modify the paragraph which starts at the end of page 9 to clarify the attributes and calculation of the fulcrum fee.

Response: In conformity with Form N-1A and the Staff’s comment, we have clarified the referenced description of the fulcrum fee.

16.                               Staff Comment: The Staff requested that we explain how the proposed fulcrum fee complies with the language from Investment Company Release No. 7113, dated April 6 1972 (the “Release”). Specifically the Staff referred to footnote 16, which states, in part, that “For investment companies which are small or are not well-diversified a significantly higher performance difference than +/- 10 percentage points would be required.  This ‘rule of thumb’ is based upon a measuring period of one year and the ‘investment record’ of the S&P 500 Stock Composite Index.”

Response: The Release indicates that a fulcrum fee is permissible under Section 205 of the Investment Advisers Act provided the fee is fair to the Fund.  The Release lists certain factors that a fund’s board should consider when determining the fairness of a fulcrum fee, including the following:

(1) The fairness of the fulcrum fee—Selection of the “midpoint” from which all performance increments are measured should involve consideration of the same factors as would apply in establishing a proper non-performance fee.

(2) Selection of an appropriate index—Selection should involve factors such as volatility, diversification of holdings, types of securities owned, and investment objectives of the fund. The character of the index should seek to match, as far as possible, the character of the fund’s assets.

(3) Variations in time intervals over which average asset value and investment performance are computed—The time periods over which assets are averaged and performance computed must be the same.

(4) Length of period over which performance is computed—An adviser has a fiduciary obligation to use a reasonable period of time for measuring performance, and one year generally seems to be the minimum.

(5) Computation of performance over a specified period—A fee can be based on either a flat period or a rolling period of time.

(6) Avoid basing significant fee adjustments upon random or insignificant differences.

We believe that the Fund’s proposed fulcrum fee structure is consistent with the Release, and when the existence of the Index Hurdle is considered, exceeds the Release’s requirements in terms of fairness to the Fund.  Each of factors 1 through 5 above is straightforward in its application and the Staff has not raised any issues with respect to any of such factors.  The Staff’s sole concern relates to factor 6 above, and the guidance found in footnote 16 of the Release and the related text in the body of the Release.

Under the caption “Avoid Basing Significant Fee Adjustment upon Random or Insignificant Differences,” the Release states that “[i]n structuring incentive fee arrangements it is important to build in a degree of confidence that any significant incentive payments (or penalties) are attributable to the adviser’s skill, or lack of skill, rather than to random fluctuations.  Most investment company incentive fee contracts have ‘step rates’”. . . . Other performance fee contracts decrease the significance of the payments made for slight performance differences through the use of continuous fees [payments increase or decrease with slight performance differences].”

The Fund’s Performance Adjustment is such a “continuous” fee, which will increase/decrease by 0.1 of a basis point for each 1 basis point of outperformance/underperformance of the Index Hurdle.  Such a basis of fee movement is clearly not significant and could not result in a maximum fee adjustment (referred to in the Release as the amount added to the fulcrum fee which yields the largest total fee payable under the contract) in the absence of unusual investment results.

Moreover, when the added hurdle of benchmark plus 250 basis points is factored in, the potential for a significant upward fee adjustment occurring because of a random or insignificant performance difference is substantially mitigated.  Significantly, in the Release, the Commission stated that it was not recommending “that any particular performance difference exist before the maximum fee adjustment may be made.”  Accordingly, we believe that +/- 2.50%, with a fulcrum point set at 2.50% above the benchmark, is reasonable to prevent maximum positive performance adjustments resulting from random fluctuations or insignificant differences.  The success of the Fund’s focused investment strategy largely depends on Alger Management’s skill in selecting stocks to execute the Fund’s strategy rather than random variations or fluctuations.

We also believe that the focused investment portfolio of the Fund will not have a significant impact on the volatility of its performance relative to the benchmark. The performance analysis provided to the Staff by e-mail contemporaneously with this letter, which compares the past ten calendar years of performance of funds classified by Morningstar as large cap growth to the S&P 500 Index, demonstrates that the relative returns of a less diversified portfolio (50 stocks or less) are not materially different from the relative returns of a more diversified portfolio (greater than 50 stocks).  The standard deviation between the returns is similar year over year, supporting the conclusion that the volatility of a more focused portfolio in this category is not materially greater than the volatility of a more diversified portfolio.  Therefore, especially given the 2.50% Index Hurdle, the potential for a random fluctuation in

Fund performance to lead to a maximum performance adjustment will be no greater in the Fund than in a fund that is more diversified.

Supplementing the foregoing, we wish to note that several funds with somewhat similar fulcrum fee structures have come to market in recent months.  In one such case, for example, the Staff found that a 140 basis point fluctuation being required to reach the maximum or minimum performance adjustment was permissible within the framework of the Release.  See, e.g., AB FlexFee Large Cap Growth Portfolio (File Nos. 002-29901; 811-01716).  We also wish to highlight the fact that the range of the Fund’s management fee is modest, with the Fund’s maximum management fee, 0.80%, being well within the range of the advisory fees of other actively managed equity funds which do not have fulcrum fees.

17.                               Staff Comment: The Staff stated that the explanation of the fulcrum fee is confusing, and requested that we provide a plain English explanation as well as a numerical example to clarify it.

Response: In conformity with the Staff’s comment, on December 8, 2017 we sent a numerical example and detailed explanation by e-mail to the Staff.

18.                               Staff Comment: The Staff requested that we disclose that the performance-driven portion of the fulcrum fee is calculated on average assets during the period.

Response: In conformity with Form N-1A and the Staff’s comment, this is disclosed.

19.                               Staff Comment:  The Staff is concerned because they do not like selective disclosure of portfolio information.  The prospectus states that certain information will be provided to shareholders who call to request it. The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff requested that we review the proposing release, Investment Company Release 26418, dated May 28, 2004 (the “Release”), and explain why this is not selective disclosure.

Response:  The Release makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   Following the late trading and market-timing scandals, the SEC proposed these new rules to prevent further abuses relating to late trading, market-timing, and the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s prospectus was drafted with the Release’s guidance in mind. By disclosing in the prospectus what information we provide, and offering to provide it to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of  non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it

(regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

20.                               Staff Comment: The Staff requested that we revise the concentration policy in the Statement of Additional Information to reflect the corresponding revisions we make in the Prospectus.

Response: In conformity with Form N-1A and the Staff’s comment, we have made a corresponding change to the Statement of Additional Information.

21.                               Staff Comment: The Staff requested that we explain how our selection of a “Measuring Class,” as defined in the Advisory Agreement, is consistent with Rule 18f-3(a)(1)(iii) under the Investment Company Act of 1940, as amended.

Response: The Fund currently intends to offer only a single class of shares, Class P, which is the “Measuring Class” as defined in the Advisory Agreement.  If, in the future, the Fund were to offer multiple classes of shares, the advisory fee applicable to each such class would be consistent with Rule 18f-3(a)(1)(iii).

22.                               Staff Comment: The Staff asked whether the Trust’s Board of Trustees considered all of the factors mentioned in footnote 12 to Investment Company Release No. 20915, dated February 23, 1995 (the “1995 Release”), when determining to use Class P as the Measuring Class for the fulcrum fee calculation.

Response: As noted in the response to Comment No. 21 above, the Fund currently intends to offer only a single class of shares (Class P).  We do not believe that footnote 12 to the 1995 Release, which relates to a multiple class fund that uses the investment performance of a single class for the purpose of calculating the performance fee, is relevant to the Fund.

23.                               Staff Comment: The Staff asked that we explain why including “the value of capital gains taxes per share paid or payable on undistributed realized long term capital gains,” as described in the Advisory Agreement, is an appropriate component of measuring investment performance.

Response: This is, in part, the definition of investment performance of an investment company as defined in Investment Advisers Act Rule 205-1(a)(3).

24.                               Staff Comment: The Staff asked that we confirm that any change to the Index (as defined in the Advisory Agreement) would require a shareholder vote, as it would be a material change to the Advisory Agreement.

Response: We agree that changing the Index would require a shareholder vote, as it would be a material change to the Advisory Agreement.

*     *     *     *     *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8806 or cullman@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment.

Very truly yours,

/s/ Christopher Ullman
Christopher Ullman

cc:                                Lauren Connolly, Esq.

Hal Liebes, Esq.

Tina Payne, Esq.